Exhibit 99.1

Kamada Provides Update on Progress Related to its Proprietary Hyper-Immunoglobulin (IgGs) Platform Technology including its Commercial Anti-Rabies IgG and its Pipeline Products Anti-Corona (COVID-19) and Anti-Zika IgGs

●	Kamada Plans to Utilize its Hyper-Immunoglobulin (IgG) Platform Technology to Develop an Anti-Corona (COVID-19) Immunoglobulin as a Potential Therapy for Severely Ill Coronavirus Patients

●	Kamada is Leveraging its Successful Launch of KEDRAB® (Rabies Immunoglobulin [Human]) in the U.S. which Reached an Approximately 20% Market Share in 2019, to Expand its International Sales of the Product, Securing a Supply Tender in Canada and to The Pan American Health Organization (PAHO)

●	Kamada Received Notice of Allowance for a U.S. Patent Covering its Anti-Zika IgG Product Candidate for Treatment of Zika Virus Infection

Rehovot, Israel, March 11, 2020 – Kamada Ltd. (NASDAQ & TASE: KMDA), a commercial-stage plasma-derived biopharmaceutical company, today provided an update on progress related to its proprietary hyper-immunoglobulin (IgGs) product portfolio and platform technology.

Anti-Corona (COVID-19) Immunoglobulin

Kamada plans to initiate the development of an Anti-Corona (COVID-19) polyclonal immunoglobulin using its proprietary plasma derived IgG platform technology as a potential treatment for severely ill coronavirus patients.

The plasma-derived Anti-Corona (COVID-19) IgG product is expected to be produced from plasma derived from donors recovered from the virus, which is anticipated to include antibodies to the novel Corona virus (COVID-19). Kamada emphasizes that the development plan and manufacturing of the product are highly dependent on the availability of hyper-immune plasma and on the regulatory path to be defined with the health authorities.

There can be no assurance that the planned development and manufacturing activities will be successful in a timely manner and will result in a safe, effective and approvable therapy.

“The current global crisis resulting from the coronavirus outbreak calls for urgent highly-focused efforts to accelerate the development and manufacturing of potential treatments, especially for life threatening situations,” said Amir London, Chief Executive Officer of Kamada. “Kamada intends to utilize its proven hyper-immune IgG development experience and proprietary technology platform to initiate the development of an Anti-Corona (COVID-19) IgG product. We are working with the Israeli regulatory authorities and local medical institutions to advance our program,” concluded Mr. London.

KAMRAB®/KEDRAB®

Kamada’s Anti-Rabies IgG product was launched in the U.S. in 2018 and is marketed by Kedrion S.p.A (“Kedrion”) under the brand name KEDRAB. Kamada’s revenues from sales of KEDRAB to Kedrion in 2019 were $16.4 million, an increase of approximately 39% over the $11.8 million generated in 2018. U.S. sales of KEDRAB by Kedrion in 2019 totaled $31.4 million, an increase of approximately 103% over the $15.5 million recorded in 2018. Moreover, KEDRAB’s market share in the U.S. increased from approximately 10% in 2018 to approximately 20% in 2019.

“We are very pleased with the significant growth of KEDRAB sales in the U.S in 2019, and we anticipate continued growth in 2020 and beyond,” said Mr. London.

In addition, Kamada’s Anti-Rabies IgG product, under the brand name KAMRAB, obtained marketing authorization in Canada in November 2018. Kamada and Valneva Canada Inc. engaged in a marketing and distribution agreement for KAMRAB in Canada, and pursuant to a recently awarded supply tender, expect to begin selling the product in Canada during 2020. Moreover, Kamada was recently approved to supply KAMRAB through the 2019-2021 tender from the Pan American Health Organization (PAHO), the specialized international health agency for the Americas. KAMRAB sales through PAHO began in 2019, and are expected to continue in 2020 and 2021.

Anti-Zika IgG

On February 24, 2020, Kamada received a Notice of Allowance from the U.S. Patent and Trademark Office for patent application No. 16/118,847, titled “Therapy and Prophylaxis of Infectious Disease Caused by Zika Virus,” covering therapy of Zika virus infection. The new patent, valid through 2037, covers a method of treatment comprising of polyclonal human immunoglobulins (IgG, antibodies) against the Zika virus. Kamada’s pre-clinical data demonstrated a significant improvement in mortality and morbidity of Zika-infected mice receiving Kamada’s Anti-Zika IgG product, as well as a significant reduction in viral load. The pre-clinical work was supported by the U.S. National Institutes of Health’s National Institute of Allergy and Infectious Diseases (NIAID), and was recently presented at the 3rd International Conference of Zika Virus and Aedes Related Infections, which took place in February 13-16, 2020, in Washington, D.C.

Zika is spread primarily through the bite of an infected Aedes mosquito. Zika can be passed from a pregnant woman to her fetus, which may cause birth defects, including severe brain damage, such as microcephaly. Zika infection during pregnancy is also associated with miscarriage, stillbirth, and other birth defects.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA® (“GLASSIA”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. For the year ended December 31, 2019 the Company’s total revenues were $127.2 million, adjusted EBITDA was $28.5 million and net income was $22.2 million. As of December 31, 2019, the Company had cash, cash equivalents, and short-term investments of $73.9 million, and during February 2020 secured a $25 million private placement with the FIMI Opportunity Fund.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) the plan to develop an Anti-Corona (COVID-19) polyclonal immunoglobulin using Kamada’s proprietary plasma derived IgG platform technology as a potential treatment of severely ill Coronavirus patients; 2) the expectation to manufacture the Anti-Corona (COVID-19) IgG from plasma derived from donors recovered from the virus, which is anticipated to include antibodies to the novel Corona virus (COVID-19); 3) the projection that the development plan and manufacturing of the Anti-Corona (COVID-19) IgG are highly dependent on the availability of hyper-immune plasma and on the regulatory path to be defined with the health authorities; 4) Kamada’s anticipation that KEDRAB sales in the U.S will continue to grow during 2020 and beyond; 5) Kamada’s expectation to commence KAMRAB sales in Canada during 2020; 6) Kamada’s expectation to continue sales of KAMRAB to PAHO in the years 2020 and 2021; and 7) positive indications about Anti-Zika IgG regarding improvement in mortality, morbidity and viral load. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, effectiveness of Anti-COVID-19 IgG to treat coronavirus, ability of Kamada to receive regulatory clearance to manufacture and sale Anti-COVID-19 IgG and the timelines of receiving such regulatory clearance, availability of plasma derived from coronavirus convalescent donors, anticipation that such plasma would include antibodies to the novel coronavirus, availability of hyper-immune plasma in light of potential shortages due to the coronavirus outbreak, commercial success of KEDRAB in the U.S. market and KAMRAB in non-U.S. markets such as Canada and PAHO, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions in general and specifically due to the effects of the COVID19 outbreak, corporate events associated with our partners and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

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